SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1) *



                              Tejas Gas Corporation
         -------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
         -------------------------------------------------------------
                         (Title of Class of Securities)


                                   879075 10 9
                           -------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  879075 10 9                                         PAGE 2 OF 5 PAGES



     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Jay A. Precourt
                    SS# ###-##-####

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    Not applicable                                (a)  / /
                                                                  (b)  / /

     3    SEC USE ONLY

     4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                   U.S.

                    5    SOLE VOTING POWER
                                   554,572
NUMBER OF
SHARES
BENEFICIALLY        6    SHARED VOTING POWER
OWNED                              None
BY
EACH                7    SOLE DISPOSITIVE POWER
REPORTING                          581,257
PERSON
WITH                8    SHARED DISPOSITIVE POWER
                                      None


     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    581,257

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                    /X/**

     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                    5.0 % (rounded up from 4.98%)

     12   TYPE OF REPORTING PERSON*
                    IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

     **Excludes 19,470 shares of Common Stock held by Mr. Precourt's spouse and 458 shares of Common Stock held in trust for the benefit of Mr. Precourt's daughter. Mr. Precourt disclaims beneficial ownership of these shares of Common Stock and nothing in this Schedule 13G shall be construed as an admission that Mr. Precourt is the beneficial owner of such shares for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.


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CUSIP NO.  879075 10 9                                         PAGE 3 OF 5 PAGES


ITEM 1.

     Item 1(a) NAME OF ISSUER:               Tejas Gas Corporation

     Item 1(b) ADDRESS OF ISSUER'S
               PRINCIPAL EXECUTIVE OFFICES:  1301 McKinney, Suite 700
                                             Houston, Texas  77010
ITEM 2.

     Item 2(a) NAME OF PERSON FILING:        Jay A. Precourt

     Item 2(b) ADDRESS OF PRINCIPAL
               BUSINESS OFFICE:              1301 McKinney, Suite 700
                                             Houston, Texas  77010

     Item 2(c) CITIZENSHIP:                  U.S.

     Item 2(d) TITLE OF CLASS OF SECURITIES: Common Stock

     Item 2(e) CUSIP NUMBER:                 879075 10 9


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D- 2(B), CHECK WHETHER THE PERSON FILING IS A:


          (a)  / /  Broker or dealer registered under Section 15 of the Act

          (b)  / /  Bank as defined in section 3(a)(6) of the Act

          (c)  / /  Insurance Company as defined in  section 3(a)(19) of the Act

          (d)  / /  Investment   Company   registered   under  section 8  of the
                    Investment Company Act

          (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

          (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

          (g)  / /  Parent  Holding   Company,  in  accordance  with  Subsection
                    240.13d-1(b)(ii)(G) (Note: See Item 7)

          (h)  / /  Group, in accordance with Subsection 240.13d-1(b)(1)(ii)(H)


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CUSIP NO.  879075 10 9                                         PAGE 4 OF 5 PAGES


ITEM 4.   OWNERSHIP

          (a)  Amount Beneficially Owned:                             581,257

          (b)  Percent of Class:  5.0% (rounded up from 4.98%)

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:        554,572

               (ii)  Shared power to vote or to direct the vote:         None

               (iii) Sole power to dispose or to direct the
                     disposition of:                                  581,257

               (iv)  Shared power to dispose or to direct the
                     disposition:                                        None


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               /X/

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

               Not Applicable

ITEM 10.  CERTIFICATION

               Not Applicable


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CUSIP NO.  879075 10 9                                         PAGE 5 OF 5 PAGES


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    February 13, 1996



                                   /s/  JAY A. PRECOURT
                              -----------------------------------
                                        Jay A. Precourt